Exhibit 3.2

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with International Financial Reporting Standards (IFRS) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management’s Discussion and Analysis (MD&A). The MD&A is based upon Total Energy’s financial results prepared in accordance with IFRS. The MD&A compares the audited financial results for the twelve months ended December 31, 2014 to December 31, 2015.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at Total Energy’s most recent annual general meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors of Total Energy Services Inc., which is comprised of three independent directors, has discussed the consolidated financial statements, including the notes thereto, with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendations of the Audit Committee.

DANIEL K. HALYK	YULIYA GORBACH, CPA(CA), ACCA
President and Chief Executive Officer	V.P. Finance and Chief Financial Officer

March 10, 2016

26 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Total Energy Services Inc.

We have audited the accompanying consolidated financial statements of Total Energy Services Inc. which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Total Energy Services Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

CHARTERED ACCOUNTANTS

March 10, 2016

Calgary, Canada

27 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

	Note	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	7	$8,875	$7,745
Accounts receivable	8	48,091	98,920
Inventory	9	59,066	54,348
Income taxes receivable	16	2,733	—
Other assets	11	5,768	—
Prepaid expenses and deposits		4,101	5,576

		128,634	166,589

Property, plant and equipment	10	392,622	419,991
Income taxes receivable	27	7,070	—
Other assets	11	—	5,273
Goodwill	12	4,053	4,053

		$532,379	$595,906

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	13	$22,002	$59,837
Deferred revenue		10,556	7,430
Dividends payable		1,860	1,860
Income taxes payable	16	—	12,754
Current portion of obligations under finance leases	15	2,023	2,376
Current portion of long-term debt	14	1,879	—

		38,320	84,257
Long-term debt	14	46,900	—

Obligations under finance leases	15	2,285	3,107

Convertible debentures	14	—	66,361

Deferred tax liability	16	61,539	60,118

Shareholders’ equity:
Share capital	17	88,875	88,899
Contributed surplus		8,255	6,880
Equity portion of convertible debenture	14	—	4,601
Retained earnings		286,205	281,683

		383,335	382,063
		$532,379	$595,906

The notes on pages 32 to 60 are an integral part of these consolidated financial statements.

Approved by the Board of Total Energy Services Inc.

Director: Greg Melchin	Director: Bruce L. Pachkowski

28 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars except per share amounts)

Years ended December 31,	Note	2015	2014
REVENUE	19	$283,193	$428,149
Cost of services	20	206,550	294,479
Selling, general and administration	21	27,975	32,036
Share-based compensation	18	1,375	1,857
Depreciation	10	27,488	29,557

Results from operating activities		19,805	70,220

Gain on sale of property, plant and equipment	10	5,576	5,756
Finance income	23	897	914
Finance costs	24	(9,728)	(6,505)

Net income before income taxes		16,550	70,385

Current income tax expense	16	6,906	9,041
Deferred income tax expense	16	989	8,039

Total income tax expense	16	7,895	17,080

Net income and total comprehensive income for the year		$8,655	$53,305

Earnings per share	17
Basic earnings per share		$0.28	$1.71
Diluted earnings per share		$0.28	$1.66

The notes on pages 32 to 60 are an integral part of these consolidated financial statements.

29 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

CONSOLIDATED STATEMENTS CHANGES IN EQUITY

Years ended December 31, 2015 and 2014

(in thousands of Canadian dollars)

	Note	Share Capital	Contributed Surplus	Equity portion of convertible debenture	Retained earnings	Total Equity
Balance at December 31, 2013		$83,243	$6,677	$4,601	$246,091	$340,612

Net income and total comprehensive income for the year		—	—	—	53,305	53,305
Transactions with shareholders, recorded directly in equity:
Dividends to shareholders	17	—	—	—	(7,486)	(7,486)
Repurchase of common shares	17	(1,789)	—	—	(10,227)	(12,016)
Share-based compensation	18	—	1,857	—	—	1,857
Share options exercised	18	7,445	(1,654)	—	—	5,791

		5,656	203	—	(17,713)	(11,854)

Balance at December 31, 2014		$88,899	$6,880	$4,601	$281,683	$382,063

Net income and total comprehensive income for the year		—	—	—	8,655	8,655
Transactions with shareholders, recorded directly in equity:
Dividends to shareholders	17	—	—	—	(7,440)	(7,440)
Repurchase of common shares	17	(24)	—	—	(84)	(108)
Redemption of convertible debentures	14	—	—	(4,601)	3,391	(1,210)
Share-based compensation	18	—	1,375	—	—	1,375

		(24)	1,375	(4,601)	(4,133)	(7,383)

Balance at December 31, 2015		$88,875	$8,255	$—	$286,205	$383,335

The notes on pages 32 to 60 are an integral part of these consolidated financial statements.

30 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

Years ended December 31,	Note	2015	2014
Cash provided by (used in):

Operations:
Net income for the year		$8,655	$53,305
Add (deduct) items not affecting cash:
Depreciation	10	27,488	29,557
Share-based compensation	18	1,375	1,857
Gain on disposal of property, plant and equipment	10	(5,576)	(5,756)
Finance income	23	—	(306)
Finance costs	24	9,728	6,505
Current income tax expense	16	6,906	9,041
Deferred income tax expense	16	989	8,039
Income taxes recovered (paid)		(29,463)	6,115

		20,102	108,357

Changes in non-cash working capital items:
Accounts receivable	8	50,829	(20,790)
Inventory	9	(4,718)	(15,490)
Prepaid expenses and deposits		1,475	270
Accounts payable and accrued liabilities	13	(29,737)	10,874
Deferred revenue		3,126	(1,280)

		41,077	81,941

Investments:
Purchase of property, plant and equipment	10	(22,079)	(91,239)
Acquisition of business	5	(1,231)	—
Proceeds on sale of other assets		411	1,399
Purchase of other assets		(6,127)	(2,879)
Proceeds on disposal of property, plant and equipment		31,413	31,994
Changes in non-cash working capital items		(7,327)	4,004

		(4,940)	(56,721)

Financing:
Advances under long-term debt	14	50,000	—
Repayment of long-term debt	14	(1,221)	—
Repayment of convertible debentures	14	(69,000)	—
Repayment of obligations under finance leases	15	(3,056)	(3,135)
Payment of dividends	17	(7,440)	(7,185)
Issuance of common shares	17	—	5,791
Repurchase of common shares	17	(108)	(11,941)
Interest paid		(4,182)	(4,215)

		(35,007)	(20,685)

Change in cash and cash equivalents		1,130	4,535

Cash and cash equivalents, beginning of year		7,745	3,210

Cash and cash equivalents, end of year		$8,875	$7,745

The notes on pages 32 to 60 are an integral part of these consolidated financial statements.

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TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

1.	Reporting entity

Total Energy Services Inc. (the “Company”) is domiciled in Canada and is incorporated under the Business Corporations Act (Alberta) (the “Act”).

The consolidated financial statements include the accounts of the Company, its subsidiaries and its partnerships, including Bidell Equipment Limited Partnership and Total Oilfield Rentals Limited Partnership.

The Company’s business is the provision of contract drilling services, the rental and transportation of equipment used in oil and natural gas drilling, completion and production processes and the fabrication, sale, rental and servicing of natural gas compression and process equipment to oil and gas exploration and production companies located primarily in western Canada.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2016.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for other assets which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in dollars has been rounded to the nearest thousand except for share and per share amounts.

(d)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and for any future years affected.

(e)	Critical Judgments in Applying Accounting Policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

The Company’s assets are aggregated into cash-generating units for the purpose of calculating impairment. Cash generating units (“CGU” or “CGUs”) are based on management’s judgments and assessment of the CGU’s ability to generate independent cash inflows. Judgments are also required to assess when impairment indicators exist and impairment testing is required.

The Company is required to exercise judgment in assessing whether the criteria for recognition of a provision or a contingency has been met. The Company considers whether a present obligation exists, probability of loss and can a reliable estimate be formulated.

32 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The Company’s functional currency is based on the primary economic environment in which it operates and is based on an analysis of several factors including which currency principally affects sales prices of products sold by the Company, which currency influences the main expenses of providing services, in which currency the Company keeps it receipts from operating activities and in which currency the Company has received financing.

The Company makes judgments regarding the determination of its reportable segments, including aggregation criteria (as appropriate), for segmented reporting.

Judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

(f)	Key Sources of Estimation Uncertainty

The following are key estimates and their assumptions made by management affecting the measurement of balances and transactions in these consolidated financial statements.

Where impairment indicators exist or annually for goodwill, the recoverable amount of the asset or CGU is determined using the greater of fair value less costs to sell or value-in-use. Value-in-use calculations require assumptions for discount rates and estimations of the timing for events or circumstances that will affect future cash flows. Fair value less costs to sell requires management to make estimates of fair value using market conditions for similar assets as well as estimations for costs to sell taking into account dismantle and transportation costs.

The Company is required to estimate the amount of provisions and contingencies based on the estimated future outcome of the event.

The Company uses the percentage-of-completion method in accounting for its equipment manufacturing contract revenue. Use of the percentage-of-completion method requires estimates of the stage of completion of the contract to date as a proportion of the total work to be performed.

As pertains to property, plant and equipment the Company is required to estimate the residual value and useful lives of assets for purposes of depreciation.

As pertains to accounts receivable the Company is required to estimate allowances for doubtful accounts based on historic collection trends and experiences with customers.

In a business combination, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of property, plant and equipment and intangible assets being acquired.

The Company’s estimate of stock-based compensation is dependent upon estimates of historic volatility and forfeiture rates.

The Company’s estimate of the fair value of derivative financial instruments is dependent on estimated forward prices, rates and volatility in those prices and discount rates.

The deferred tax liability is based on estimates as to the timing of the reversal of temporary differences, substantively enacted tax rates and the likelihood of assets being realized.

33 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Company, its subsidiaries and partnerships.

(a)	Basis of consolidation

(i)	Business combinations and goodwill

The Company measures goodwill as the fair value of the consideration transferred, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in net income or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Goodwill is measured at cost less accumulated impairment losses.

(ii)	Subsidiaries and partnerships

Subsidiaries and partnerships are entities owned and controlled by the Company. The financial statements of subsidiaries and partnerships are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies have been changed when necessary to align them with the policies adopted by the Company.

(iii)	Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in net income or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency gains and losses are reported on a net basis.

(c)	Financial instruments

(i)	Non-derivative financial assets

The Company initially recognizes accounts receivable and deposits on the date that they originate. All other financial assets (including assets designated at fair value through net income or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

34 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets:

Financial Instrument	Category	Measurement method
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Deposits	Loans and receivables	Amortized cost
Other assets	Fair value through profit or loss	Fair value

Cash and cash equivalents comprise cash balances and cash deposits with original maturities of three months or less.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise accounts receivable (see note 8).

Other assets are measured at fair value. Gains and losses relating to change in fair value are recognised entirely through profit or loss (see note 11).

(ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The convertible debentures were convertible to share capital at the option of the holder and the number of shares to be issued did not vary with changes in their fair value. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that did not have an equity conversion option. The equity component was recognized initially as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Any directly attributable transaction costs were allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures was measured at amortized cost using the effective interest method. The equity component was not re-measured subsequent to initial recognition.

35 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The Company has the following non-derivative financial liabilities:

Financial Instrument	Category	Measurement method
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Dividends payable	Other liabilities	Amortized cost
Finance leases	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible debentures	Other liabilities	Amortized cost

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Derivative financial instruments

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risk from fluctuations in exchange rates. The instruments are not used for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net income and are recorded on the statement of financial position at estimated value. Transaction costs are recognized in net income when incurred.

(iv)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net in net income or loss.

(ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net income or loss as incurred.

36 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in net income or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment for all assets except contract drilling equipment, which is depreciated using the utilization method. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives are as follows:

	Useful life	Residual value	Basis of depreciation
Buildings	20 years	—	straight-line
Shop machinery and equipment	5 years	—	straight-line
Rental equipment	5 to 15 years	25% - 33%	straight-line
Light duty vehicles	3 years	—	straight-line
Heavy duty vehicles	7 years	25%	straight-line
Drilling rigs and related equipment	1,500 - 8,000 operating days	15%	utilization
Other	3-5 years	—	straight-line

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(e)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

(f)	Inventory

Parts and raw materials inventory, work-in-progress and finished goods are valued at the lower of cost and net realizable value; the cost for parts and raw materials is determined on a weighted average basis; the cost of work-in-progress and finished goods includes the cost of direct materials, labour and an allocation of manufacturing overhead, all on a specific item basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling.

37 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not carried at fair value through net income or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or the disappearance of an active market for a security.

In assessing collective impairment the Company uses historical experience as to the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions and other relevant circumstances are such that the actual losses are likely to be greater or less than suggested by historical experience.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net income or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net income or loss. Where financial assets are measured at fair value, gains and losses are recognised in profit or loss for the period.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill the recoverable amount is estimated annually.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs, being the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

38 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards (vesting period). The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(i)	Revenue recognition

The Company recognizes revenue in its segments as follows; Contract Drilling and Rentals and Transportation Services revenue is recognized on an accrual basis in the period when services are provided, the amount of the revenue can be measured reliably and the stage of completion can be determined, and only when collectability is reasonably assured. Revenue in Compression and Process Services from the supply of equipment that involves the design, manufacture, installation and start-up is recorded based on the stage of completion, where the stage of completion is measured by reference to labour hours incurred to date as a proportion of total expected labour hours. Revenues and costs begin to be recognized when progress reaches a stage of completion sufficient to reasonably determine the probable outcome. The outcome can be measured reliably when total contract revenue can be measured reliably, collectability is reasonably assured, both contract costs to complete and stage of completion can be determined and costs can be clearly identified. Any foreseeable losses on such projects are charged to operations when determined and work in progress is presented as part of accounts receivable. If payments received from a customer exceed the revenue recognized, the difference increases the deferred revenue balance. Parts and service revenue is recognized on an accrual basis in the period in which the risks and rewards of ownership of the product are transferred and/or service is provided, the associated costs can be estimated reliably, there is no continuing managerial involvement with the product and only when the amount of revenue can be measured reliably and collectability is reasonably assured. The Company’s services and products are sold based upon orders or contracts with customers that include fixed or determinable prices based upon monthly, daily, hourly or job rates.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

39 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

(k)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(l)	Lease payments

Payments made under operating leases are recognized in net income or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(m)	Finance income and finance costs

Finance income is comprised of interest income on outstanding cash balances, dividends received, realized and unrealized gains on other assets and other interest income. Finance income is recognized as it accrues in net income or loss.

Finance costs are comprised of interest expense on borrowings and realized and unrealized loss on other assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in net income or loss using the effective interest method.

(n)	Income tax

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable net income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

40 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

(o)	Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding. Diluted earnings per share includes the weighted average number of shares outstanding plus additional shares from the assumed conversion of the Company`s outstanding convertible debentures and the assumed exercise of in-the-money stock options. The number of additional shares related to the convertible debentures is calculated assuming the debentures are converted into common shares by dividing the face value of the convertible debentures by the conversion price. The number of additional shares related to stock options is calculated by assuming proceeds from the exercise of the stock options are used to buy back common shares at the average market price. The additional shares is the difference between the exercised options and the assumed number acquired.

(p)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s Board of Directors and senior corporate management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors and senior corporate management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate assets (primarily the Company’s headquarters), head office expenses, including share-based compensation, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment.

Accounting pronouncements not yet adopted

The following table outlines the new accounting pronouncements issued by the IASB that are applicable to, or may have a future impact on, the Company.

IFRS 15 Revenue from Contracts with customers

In May 2014, IFRS 15, Revenues from Contracts with customers, was introduced to clarify the principles for recognizing revenue from contracts with customers. The main objective is to remove inconsistencies and weaknesses in existing revenue recognition standards by providing clear principles for revenue recognition in a robust framework, provide a single revenue recognition model which will improve comparability, and simplify the preparation of the financial statements.

IFRS 15 is effective for annual periods beginning on or after January 2018. Management is assessing the impact of the adoption of IFRS 15 on the Company’s consolidated financial statements.

IFRS 16 Leases

IFRS 16, published on January 13, 2016, supersedes IAS 17 - Leases. The standard provides a single lessee accounting model, requiring lessee`s to recognize assets and liabilities for all leases unless a lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to reporting periods beginning on or after January 1, 2019. Management is assessing the impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model

41 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

having only two categories; amortized cost and fair value through profit and loss. This standard originally required to be applied for accounting periods beginning on or after January 1, 2015, however in November 2013, the mandatory effective date was removed, with early adoption being permitted.

IFRS 9 will be adopted in the Company’s consolidated financial statements when mandatory adoption is required and management anticipates that the application of IFRS 9 will not have a significant effect on the Company’s consolidated financial statements.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

(b)	Inventories

The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(c)	Accounts receivable

The fair value of accounts receivable is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes.

Allowance accounts are used as long as the Company is satisfied that the recovery of the amount due is possible. Once this is no longer the case, the amounts are considered irrecoverable and are written off against the account receivable.

(d)	Other assets

The fair value of other assets is determined based on prices quoted in an open market. The changes in fair value is recorded in profit or loss for the period.

(e)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, other than the original bifurcation of the convertible debentures, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible debentures, the market rate of interest is determined by reference to similar liabilities that do not have a conversion option. For finance leases the market rate of interest is determined by reference to similar lease agreements.

42 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

(f)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include the share price on measurement date, the exercise price of the instrument, the expected volatility (based on weighted average historic volatility), the weighted average expected life of the instruments (based on historical experience and general option holder behavior), the expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions are not taken into account in determining fair value.

5.	Acquisition of business

Effective January 1, 2015, the Company, through a wholly-owned United States subsidiary, acquired all of the issued and outstanding shares of a private oilfield transportation company based in Casper, Wyoming. This acquisition not only provided the Company with an established market presence in Wyoming, but also provided the Company’s United States operations with Federal Department of Transportation and other required operating licenses in a number of jurisdictions throughout the United States.

The acquisition was accounted for as a business combination using the purchase method of accounting and the operations of the acquired company were included in the Company’s accounts effective January 1, 2015. The following table details the purchase price allocation for the business combination:

Net assets acquired:
Property, plant and equipment and licenses	$1,663
Working capital adjustments	189
Loans	(554)
Deferred tax liability	(432)

Total	$866

Consideration paid:
Cash	$1,231
Working capital adjustments	189
Loans repaid	(554)

Total	$866

The fair value of the assets acquired was determined using market quotes. The business was integrated into the Company’s existing Rentals and Transportation Services segment in January 2015. As a result it is impracticable to provide separate financial results for the acquired business.

The acquisition related costs have been included in general and administrative expenses.

43 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

6.	Operating segments

The Company has three reportable segments which are substantially in one geographic segment, as described below, which are the Company’s strategic business units. The strategic business units offer different services. For each of the strategic business units, the Company`s Board of Directors and senior corporate management reviews internal management reports on at least a monthly basis.

The segments are: Contract Drilling Services, which includes the contracting of drilling equipment and the provision of labour required to operate the equipment, Rentals and Transportation Services, which includes the rental and transportation of equipment used in oil and natural gas drilling, completion and production operations and Compression and Process Services, which includes the fabrication, sale, rental and servicing of natural gas compression and process equipment.

Information regarding the results of each reportable segment is included below. Performance is measured based on net income before income taxes, as included in the internal management reports that are reviewed by the Company’s Board of Directors and senior corporate management. Segment net income before income tax is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm’s length basis. Interest is allocated based on capital employed in each segment.

44 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The segmented amounts are as follows:

As at and for the year ended December 31, 2015	Contract Drilling Services	Rentals and Transportation Services	Compression And Process Services	Other (1)	Total
Revenue	$15,907	$70,958	$196,328	$—	$283,193
Cost of services	9,480	39,518	157,552	—	206,550
Selling, general and administration	2,108	13,206	8,804	3,857	27,975
Share-based compensation	—	—	—	1,375	1,375
Depreciation	2,669	16,490	8,263	66	27,488

Results from operating activities	1,650	1,744	21,709	(5,298)	19,805
Gain on sale of property, plant and equipment	39	556	4,967	14	5,576
Finance income	—	—	—	897	897
Finance costs	(566)	(1,197)	(762)	(7,203)	(9,728)

Net income before income taxes	1,123	1,103	25,914	(11,590)	16,550

Goodwill	—	2,514	1,539	—	4,053
Total assets	115,300	230,662	170,860	15,557	532,379
Total liabilities	20,058	43,877	33,845	51,264	149,044

Capital expenditures (2)	$1,625	$15,483	$6,077	$125	$23,310

As at and for the year ended December 31, 2014	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Other (1)	Total
Revenue	$62,358	$124,840	$240,951	$—	$428,149
Cost of services	38,766	65,449	190,264	—	294,479
Selling, general and administration	3,502	14,178	9,969	4,387	32,036
Share-based compensation	—	—	—	1,857	1,857
Depreciation	5,863	15,672	7,998	24	29,557

Results from operating activities	14,227	29,541	32,720	(6,268)	70,220
Gain on sale of property, plant and equipment	(319)	173	5,827	75	5,756
Finance income	—	—	—	914	914
Finance costs	(819)	(2,119)	(1,039)	(2,528)	(6,505)

Net income before income taxes	13,089	27,595	37,508	(7,807)	70,385

Goodwill	—	2,514	1,539	—	4,053
Total assets	125,992	261,089	199,903	8,922	595,906
Total liabilities	22,936	57,823	49,135	83,949	213,843

Capital expenditures	$27,691	$22,772	$40,636	$140	$91,239

(1)	Other includes the Company’s corporate activities, accretion of convertible debentures and obligations pursuant to long-term credit facilities.
(2)	Includes January 1, 2015 acquisition of a business described in note 5.

45 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

7.	Cash and cash equivalents

Cash and cash equivalents represent cash in bank.

8.	Accounts receivable

	December 31, 2015	December 31, 2014
Trade receivables, net of allowance for doubtful accounts	$38,480	$75,440
Accrued and other receivables	9,611	23,480

	$48,091	$98,920

The Company’s exposure to credit and currency risks, and impairment losses related to trade and other receivables is dis-closed in note 25. Included in accrued and other receivables is $7.9 million (2014: $10.5 million) of amounts pertaining to contracts in progress as at December 31, 2015.

9.	Inventory

	December 31, 2015	December 31, 2014
Finished goods	$3,672	$2,492
Work-in-progress	18,145	11,705
Parts and raw materials	37,249	40,151

	$59,066	$54,348

For the year ended December 31, 2015, finished goods, work-in-progress and parts and raw materials of $136.8 million (December 31, 2014: $169.9 million) are included in cost of services (note 20).

46 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

10.	Property, plant and equipment

	Land and Buildings	Rental equipment	Automotive equipment	Leased assets	Shop Machinery and equipment	Drilling rigs and related equipment	Furniture, fixtures and other	Total
Cost
As at December 31, 2013	$53,186	$268,091	$56,739	$10,337	$11,889	$124,281	$5,443	$529,966

Transfers	20	(20)	357	(357)	—	—	—	—
Additions	8,694	49,713	2,781	3,466	1,881	27,668	502	94,705
Disposals	(3,097)	(24,966)	(144)	(2,258)	(76)	(407)	—	(30,948)

As at December 31, 2014	58,803	292,818	59,733	11,188	13,694	151,542	5,945	593,723

Acquisition	—	18	1,095	—	103	—	447	1,663
Transfers and other	(19)	26	513	(276)	29	—	98	371
Additions	8,358	10,332	956	1,881	301	1,618	514	23,960
Disposals	(8)	(26,989)	(402)	(2,467)	(28)	(895)	—	(30,789)

As at December 31, 2015	67,134	276,205	61,895	10,326	14,099	152,265	7,004	588,928

Accumulated Depreciation
As at December 31, 2013	6,652	64,256	24,875	5,079	5,652	36,503	4,602	147,619

Transfers	—	—	160	(160)	—	—	—	—
Depreciation expense	2,224	11,988	4,881	2,403	1,956	5,601	504	29,557
Disposals	—	(1,575)	(111)	(1,658)	(36)	(64)	—	(3,444)

As at December 31, 2014	8,876	74,669	29,805	5,664	7,572	42,040	5,106	173,732

Transfers and other	—	2	22	—	3	—	11	38
Depreciation expense	2,548	12,491	4,878	2,608	2,026	2,416	521	27,488
Disposals	(4)	(1,656)	(338)	(2,049)	(10)	(895)	—	(4,952)

As at December 31, 2015	11,420	85,506	34,367	6,223	9,591	43,561	5,638	196,306

Net Book Value
As at December 31, 2013	46,534	203,835	31,864	5,258	6,237	87,778	841	382,347
As at December 31, 2014	49,927	218,149	29,928	5,524	6,122	109,502	839	419,991

As at December 31, 2015	$55,714	$190,699	$27,528	$4,103	$4,508	$108,704	$1,366	$392,622

As at December 31, 2015, there was no (December 31, 2014: $24.3 million) property plant and equipment under construction. The Company has not capitalized any borrowing costs as there were no borrowing costs directly attributable to the acquisition and construction of property, plant and equipment.

11.	Other assets

Other assets include marketable securities of publicly traded entities. Other assets are designated as financial assets measured at fair value, with changes in fair value recorded in the statement of comprehensive income as finance income or finance cost. During the year ended December 31, 2015, the Company recorded an unrealized loss of $5.1 million (2014: $0.4 million) resulting from changes in the market value of other assets and $0.1 million of realized loss on the sale of other assets (2014: $0.3 million of realized gain). These amounts were included in finance costs. If the market value of securities on hand at December 31, 2015 would have decreased by 1%, with all other variables held constant, after tax net earnings for the period would have been approximately $42,000 lower (2014: $40,000).

47 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

12.	Goodwill

For the purpose of impairment testing, goodwill is allocated to the Company’s business units which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	December 31, 2015	December 31, 2014
Rental and Transportation Services	$2,514	$2,514
Compression and Process Services	1,539	1,539

	$4,053	$4,053

The recoverable amount of the cash-generating units was based on its value in use. As the carrying amount of the unit was determined to be lower than its recoverable amount no impairment was recorded (2014: nil).

Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. Unless indicated otherwise, value in use in 2015 was determined similarly as in 2014. The calculation of the value in use was based on the following key assumptions.

•	Cash flows were projected based on past experience, actual operating results, current market conditions and a 15-year horizon in both 2015 and 2014.

•	An after-tax discount rate of 9.7% (2014: 9%) was applied in determining the recoverable amount of the unit.

•	The expectation is that activity levels will trough in 2016 and then gradually recover from 2017 through 2019 in line with historical industry experience.

The values assigned to the key assumptions represent management’s assessment of future trends in the energy service industry and are based on both external sources and internal sources (historical data). A 10% change in any or all of the key assumptions would not change the outcome of management’s assessment of impairment.

13.	Accounts payable and accrued liabilities

	December 31, 2015	December 31, 2014
Trade payables	$9,252	$21,043
Wages and salaries payables	2,406	7,376
Accrued costs and other payables	10,344	31,418

	$22,002	$59,837

Included in accrued costs and other payables is $0.7 million (2014: $1.5 million) relating to contracts in progress as at December 31, 2015.

14.	Long-term debt

Revolving credit facility

On February 5, 2015, the Company renewed its $35 million revolving credit facility with a major Canadian financial institution. The facility is a two year committed facility with payments not required until June 2017, assuming non-extension by the lender, bears interest at the bank’s prime rate plus 0.40% and is secured by the Company`s cash and cash equivalents, accounts receivable and inventory. On April 17, 2015 this facility was increased to $65 million. This facility was undrawn at December 31, 2015 and 2014 and available to the extent of $57.4 million based on margin requirements at December 31, 2015 (December 31, 2014: $35 million).

48 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

Convertible debentures

On May 19, 2015, the Company completed the redemption of all outstanding 5.75% convertible unsecured subordinated debentures (the “Debentures”) that were due to mature on March 31, 2016. Upon redemption, the Company paid to the holders of Debentures $1,007.72 per $1,000 principal amount of Debentures which was equal to the outstanding principal amount of the Debentures plus accrued and unpaid interest up to, but excluding, the redemption date. This transaction resulted in additional accelerated accretion expense of $0.7 million that was recorded as part of finance costs and a reduction of $1.2 million to the equity portion of the Debentures. The remaining $3.4 million equity portion of the Debentures was credited to retained earnings.

During the years ended December 31, 2015 and 2014 changes in the balance of the liability component of the convertible debentures were as follows:

	2015	2014
Convertible debentures, opening balance	$66,361	$64,446
Accretion of discount	1,429	1,915
Equity portion of convertible debenture	1,210	—
Redemption of convertible debentures	(69,000)	—

Convertible debentures, end of year	$—	$66,361

Term loan

In connection with the redemption of the Debentures, the Company secured a $50 million bank loan with a major Canadian financial institution.

The bank loan is a five year term loan amortized over 20 years with blended monthly principal and interest payments of approximately $278,800. At the end of the five year term, approximately $40.2 million of principal will become due and payable assuming only regular monthly payments are made. The bank loan bears a fixed interest rate of 3.06% and is secured by certain of the Company`s real estate assets. Future payments of principal and interest with respect to the bank loan are as follows:

	December 31, 2015
	Principal	Interest
Not later than one year	$1,879	$1,466
Later than one year and not later than five years	46,900	4,457
Later than 5 years	—	—

	$48,779	$5,923

Both the bank term loan and revolving credit facility requires that the Company maintain a debt to equity ratio not exceeding 2.5 to 1 and a current ratio of at least of 1.3 to 1. The debt to equity ratio is calculated as long-term debt and finance lease liabilities of the Company less cash and cash equivalents, divided by total equity. The current ratio is calculated as current assets divided by current liabilities (excluding current portion of long-term term debt and finance leases). At December 31, 2015 the Company was in compliance with all bank covenants.

49 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

15.	Finance lease liabilities

	December 31, 2015	December 31, 2014
Finance lease liability	$4,308	$5,483
Less current portion	2,023	2,376

Long-term finance lease liability, end of year	$2,285	$3,107

The Company has entered into various agreements with third parties for the purpose of financing certain automotive equipment. The leases bear interest at rates ranging from 2.12% - 3.13% (December 31, 2014: 2.94% - 3.13%) and mature on various dates up to 2020 (see note 25).

In 2015, interest of $0.2 million (December 31, 2014 – $0.2 million) relating to finance lease obligations has been included in finance costs.

	Minimum lease payments		Present value of minimum lease payments
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Not later than one year	$2,166	$2,550	$2,023	$2,376
Later than one year and not later than five years	2,425	3,322	2,285	3,107
Later than 5 years	—	—	—	—

	4,591	5,872	4,308	5,483
Less: future finance charges	(283)	(389)	—	—

Present value of minimum lease payments	$4,308	$5,483	$4,308	$5,483

16.	Deferred income tax assets and liabilities

The components of the net deferred income tax liability at December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets:
Other assets	$737	$—

Deferred income tax liabilities:
Convertible debentures	$—	$(510)
Property, plant and equipment	(58,840)	(50,597)
Partnership income deferral	(3,133)	(8,724)
Other	(303)	(287)

	$(61,539)	$(60,118)

The business and operations of the Company are complex and the Company has executed a number of significant financings, reorganizations, acquisitions and other material transactions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Company’s interpretation of relevant tax legislation and regulations. The Company’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, tax filing positions are subject to review by taxation authorities who may successfully challenge the Company’s interpretation of the applicable tax legislation and regulations.

50 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

Movement in temporary differences during the period:

	Dec 31, 2013	Recognised in net income or loss	Dec 31, 2014	Recognised in net income or loss	Deferred taxes on acquisition	Dec 31, 2015
Deferred income tax assets:
Other assets	$—	$—	$—	$737	$—	$737

Deferred income tax liabilities:
Convertible debentures	$(838)	$328	$(510)	510	—	—
Property, plant and equipment	(46,151)	(4,446)	(50,597)	(7,811)	(432)	(58,840)
Partnership income deferral	(4,822)	(3,902)	(8,724)	5,591	—	(3,133)
Other	(268)	(19)	(287)	(16)	—	(303)

	$(52,079)	$(8,039)	$(60,118)	$(989)	$(432)	$(61,539)

Income tax expense differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates. The reasons for the differences are as follows:

	2015	2014
Net income before income taxes	$16,550	$70,385
Income tax rate	26.03%	25.20%

Expected income tax expense	$4,308	$17,737

Changes in taxes resulting from:
Change in tax rates	3,580	23
Non-deductible share-based compensation	358	468
Other	(351)	(1,148)

Provision for income taxes	$7,895	$17,080

17.	Share capital

(a)	Common share capital

Common shares of Total Energy Services Inc.

(i)	Authorized:

Unlimited number of common voting shares, without nominal or par value.

Unlimited number of preferred shares.

(ii)	Common shares issued:

	Number of shares (thousands)	Amount
Balance, December 31, 2013	31,176	$83,243
Issued on exercise of share options	440	7,445
Repurchased and cancelled	(611)	(1,789)

Balance, December 31, 2014	31,005	$88,899
Repurchased and cancelled	(8)	(24)

Balance, December 31, 2015	30,997	$88,875

51 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

During year ended December 31, 2015, 7,900 common shares (December 31, 2014: 595,100) were repurchased under the Company’s normal course issuer bid at an average price of $13.64 (December 31, 2014: $20.07), including commissions, and these shares were cancelled. The excess of price paid over the average price per common share has been charged to retained earnings. In addition, 16,000 common shares were purchased in 2011 pursuant to an employee retention plan. These shares were cancelled in 2014 as such shares did not vest pursuant to the employee retention plan.

(b)	Per Share amounts

Basic and diluted earnings per share have been calculated on the basis of the weighted average number of common shares outstanding as outlined below:

	Year ended December 31, 2015	Year ended December 31, 2014
Net income for the year	$8,655	$53,305
Weighted average number of shares outstanding – Basic	31,000	31,216

Earnings per share – basic	$0.28	$1.71

Net income for the year	$8,655	$53,305
Add back: debenture interest net of tax	—	4,400

	$8,655	$57,705
Weighted average number of shares outstanding – Basic	31,000	31,216
Convertible debenture dilution	—	3,109
Share option dilution	22	370

Weighted average number of shares outstanding – Diluted	31,022	34,695

Earnings per share – diluted	$0.28	$1.66

For the year ended December 31, 2015, 1,920,000 options (December 31, 2014: 210,000) and 1,177,226 shares (December 31, 2014: nil) potentially issuable upon conversion of the convertible debentures weighted for the time period prior to redemption were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

During 2015, the Company declared dividends of $7.4 million (2014: $7.5 million) or $0.24 (2014: $0.24) per common share.

18.	Share-based compensation plan

On June 1, 2009, the Company implemented a share option plan which was drafted to comply with the policies of the Toronto Stock Exchange. Under the plan, options to acquire common shares of the Company may be granted to officers and employees of the Company and to consultants retained by the Company. On May 24, 2012 and May 21, 2015, the Company implemented new share option plans, which terms are consistent with the previous share option plan. The terms of the plans (collectively the “TSX Plans”) are outlined below.

The aggregate number of common shares issuable upon the exercise of options outstanding under the TSX Plans at any time may not exceed 10% of the issued and outstanding common shares and the aggregate number of common shares issuable to any one officer, director or full time employee of the Company may not exceed 5% of the total number of issued and outstanding common shares. The period to which an option granted under the TSX Plans is exercisable may not exceed ten years from the date such option is granted. The price at which common shares may be acquired upon the exercise of an option is determined with reference to the weighted average closing price of the common shares the five business days immediately prior to the date of grant on which a board lot of common shares trades on the Toronto Stock Exchange.

52 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

Share option transactions during 2015 and 2014 were as follows:

	Weighted average exercise price	Number of Options
Balance, December 31, 2013	$14.16	2,160,000
Granted	22.81	60,000
Exercised	13.16	(440,000)
Forfeited	13.74	(60,000)

Balance, December 31, 2014	$14.73	1,720,000
Granted	14.13	1,400,000
Forfeited	22.81	(60,000)

Balance, December 31, 2015	$14.30	3,060,000

The share options issued during 2015 vest 1/3 on the first, second and third anniversary from the grant date and expire five years from the date of grant. The share options issued in 2014 vest on the first anniversary from the grant date and expire five years from the date of grant. The options expire on various dates ranging from March 31, 2016 to June 30, 2020.

During 2014, the weighted average market price at the time of exercise of options was $21.07 per share. There were no options exercised during 2015.

Summary information with respect to share options outstanding is provided below:

Outstanding at December 31, 2015	Exercise Price	Remaining life (years)	Exercisable at December 31, 2015
165,000	$16.18	0.20	165,000
75,000	14.21	0.50	75,000
1,140,000	13.74	1.40	1,140,000
76,666	14.96	2.10	43,332
53,334	14.72	2.40	26,667
150,000	17.61	2.80	100,000
1,400,000	14.13	4.60	—

3,060,000	$14.30	2.88	1,549,999

Outstanding at December 31, 2014	Exercise Price	Remaining life (years)	Exercisable at December 31, 2014
165,000	$16.18	1.20	165,000
75,000	14.21	1.50	75,000
1,140,000	13.74	2.40	725,000
76,666	14.96	3.10	—
53,334	14.72	3.40	9,999
150,000	17.61	3.80	50,000
60,000	22.81	4.50	—

1,720,000	$14.73	2.50	1,024,999

53 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The Company uses the Black-Scholes option-pricing model to determine the estimated fair value of the share options granted. The average per share fair value of the options granted during 2015 is $2.36 per option (2014 - $4.17) using the following assumptions:

	December 31, 2015	December 31, 2014
Expected volatility	24.05% - 28.94%	27.98%
Annual dividend yield	1.70%	1.04%
Risk free interest rate	0.45% - 0.83%	1.21%
Forfeitures	9%	7%
Expected life (years)	3 to 5 years	3 to 5 years

For the year ended December 31, 2015 the Company recognized share-based compensation expense of $1.4 million (2014 – $1.9 million).

19.	Revenue

	2015	2014
Rendering of services	$152,110	$247,358
Sale of goods	131,083	180,791

	$283,193	$428,149

20.	Cost of services

	2015	2014
Inventory	$136,832	$169,869
Wages and salaries	46,349	74,435
Repair and maintenance	9,306	25,662
Fuel and travel	8,888	17,343
Rent and services	3,045	2,990
Parts and supplies	783	1,686
Other	1,347	2,494

	$206,550	$294,479

21.	Selling, general and administration

	2015	2014
Wages and salaries	$19,469	$23,008
Office and marketing	2,585	3,401
Professional and legal	1,932	1,403
Rent	1,284	1,162
Travel	1,268	1,804
Other	1,437	1,258

	$27,975	$32,036

54 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

22.	Employee benefits

	2015	2014
Cost of services	$46,349	$74,435
Selling, general and administration	19,469	23,008
Share-based compensation	1,375	1,857

	$67,193	$99,300

23.	Finance income

	2015	2014
Dividends	$831	$382
Interest on outstanding cash balances	66	219
Gain on sale of investments	—	313

	$897	$914

24.	Finance costs

	2015	2014
Convertible debenture interest	$1,524	$3,967
Accretion of convertible debenture	1,429	1,915
Interest on long-term debt	1,009	—
Change in fair value of other assets	5,110	374
Interest on finance lease obligations	177	190
Other interest	479	59

	$9,728	$6,505

25.	Financial risk management and financial instruments overview

Capital management

The Company’s capital management strategy is to maintain a strong capital base in order to maintain investor, creditor and market confidence and to sustain the future development of the Company’s business.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying businesses. The Company seeks to maintain an appropriate balance between the level of long-term debt and shareholders’ equity to ensure access to the capital markets to fund growth and working capital having regard to the cyclical nature of the energy services industry. Historically the Company has maintained a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2015 and 2014 these ratios were as follows:

	December 31, 2015	December 31, 2014
Long-term debt (including current portion and convertible debentures)	$48,779	$69,000
Shareholders’ equity	383,335	382,063

Total capitalization	$432,114	$451,063

Long-term debt to long-term debt plus equity ratio	0.11	0.15

55 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

As at December 31, 2015, the Company was subject to externally imposed minimum capital requirements relating to its revolving credit facility and term loan. Both the bank term loan and revolving credit facility require that the Company maintain a debt to equity ratio not exceeding 2.5 to 1 and a current ratio of at least of 1.3 to 1. The debt to equity ratio is calculated as long-term debt and finance lease liabilities of the Company less cash and cash equivalents, divided by total equity. The current ratio is calculated as current assets divided by current liabilities (excluding current portion of long-term term debt and finance leases). The Company monitored these requirements to ensure compliance with them. As at December 31, 2015 and 2014 the Company was in compliance with all external minimum capital requirements.

Financial instruments

The Company’s financial instruments as at December 31, 2015 include cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, dividends payable, derivative instruments obligations under finance leases and long-term debt. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and obligations under finance leases approximate their carrying amounts due to their short-terms to maturity. The fair value of other assets was determined based on market prices quoted on the relevant stock exchanges on which the marketable securities trade. Changes in fair value of other assets are recorded in the statement of comprehensive income in the period the changes in fair value occur. The discounted future cash repayments of the Company`s bank loan are calculated using prevailing market rates of a similar debt instrument as at the reporting date. The net present value of future cash repayments of the bank loan and related interest at the prevailing market rate of 2.90% for a similar debt instrument at December 31, 2015 was $49.1 million. The carrying value and Company`s liability with respect to the bank loan is $48.8 million.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade accounts receivable. The carrying amount of cash and cash equivalents and accounts receivable included on the statement of financial position represent the maximum credit exposure.

The vast majority of the Company’s trade accounts receivable are customers involved in the oil and gas industry, and the ultimate collection of the accounts receivable is dependent on both industry related factors and customer specific factors. Industry related factors that may affect collection include commodity prices and access to capital. Customer specific factors that may affect collection include realized commodity prices, the success of drilling programs, well reservoir decline rates and access to capital. As at December 31, 2015, $6.6 million, or 13% of accounts receivable (2014 - $6.4 million or 6%) were more than 90 days overdue, which includes $2.0 million of doubtful accounts for which a provision has been recognised. The ageing of accounts receivable is in the range of expectations given the challenging economic environment.

56 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

The movement in the Company’s allowance for doubtful accounts was as follows:

Allowance for doubtful accounts
Balance at December 31, 2013	$1,561
Provisions and revisions	30

Balance at December 31, 2014	$1,591

Provisions and revisions	389

Balance at December 31, 2015	$1,980

The Company does not have significant exposure to any individual customer or counter party, other than two intermediate oil and gas companies, each of which accounted for over 10% of revenue during the years ended December 31, 2015 and 2014. Concentration of credit risk on the Company’s trade accounts receivable exists in the oil and gas industry as a whole.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, to the extent reasonably possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable costs or losses or risking harm to the Company’s reputation. As at December 31, 2015, the Company maintained a revolving credit facility which was available to a maximum of $65 million (2014: $35 million) and had long-term debt of $48.8 million outstanding that comes up for renewal on April 30, 2020 (December 31, 2014: $35 million and $69 million of convertible debentures) to ensure the Company has sufficient working capital to operate its business. As at December 31 of each of 2015 and 2014 the revolving credit facility was undrawn.

The Company expects that cash and cash equivalents, and cash flow from operations, together with existing and available credit facilities, will be sufficient to fund its presently anticipated requirements for investments in working capital, capital assets, dividend payments and the Company’s share repurchases.

The following maturity analysis shows the remaining contractual maturities for the Company’s financial liabilities, including future interest payments:

As at December 31, 2015	No later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total
Accounts payable and accrued liabilities	$22,002	$—	$—	$22,002
Dividends payable	1,860	—	—	1,860
Long-term debt	3,345	51,357	—	54,702
Finance leases	2,166	2,425	—	4,591

Total	$29,373	$53,782	$—	$83,155

As at December 31, 2014	No later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total
Accounts payable and accrued liabilities	$59,837	$—	$—	$59,837
Dividends payable	1,860	—	—	1,860
Convertible debentures	3,967	69,986	—	73,953
Finance leases	2,550	3,322	—	5,872

Total	$68,214	$73,308	$—	$141,522

57 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s net earnings or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

•	Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s sales are predominantly denominated in Canadian dollars, which is the Company’s functional currency, and as such the Company does not have significant exposure to foreign currency exchange rate risk. Where sales are denominated in a currency other than Canadian dollars, the Company may enter into forward currency contracts to mitigate its exposure to exchange rate fluctuations from the date of sale until the date of receipt of funds. The Company estimates that approximately 35% of its operating expenses in 2015 were purchased using a foreign currency. Where foreign currency denominated purchases are made, it is the Company’s practice to pay invoiced amounts within 15 days of receipt of invoice to reduce the Company`s exposure to foreign exchange risk. In addition, from time to time the Company purchases funds in the foreign currency to which the order is denominated to mitigate against foreign exchange rate changes from the date of ordering to when payment is made. Pricing to customers is also customarily adjusted to reflect changes in the Canadian dollar landed cost of imported goods.

•	Forward foreign exchange contracts

The notional principal amount of forward foreign exchange contracts outstanding as at December 31, 2015 was US$1.0 million (December 31, 2014: nil). These contracts are short term in nature. The forward market exchange rate used to fair value these outstanding contracts as at December 31, 2015 was $1.41 Canadian dollar per United States dollar.

•	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on borrowings under existing and available credit facilities which utilize a combination of short term fixed rates through the use of 30 to 90 day Banker’s Acceptance and floating rates. For the year ended December 31, 2015, if interest rates had been 1% lower with all other variables held constant, after tax net earnings for the period would have been approximately $36,000 higher (December 31, 2014 - $40,000), due to lower interest expense on existing finance lease obligations. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher. The sensitivity in 2015 is consistent with 2014 due primarily to the fixed interest rate on the Company’s on long-term debt.

The Company had no interest rate swaps or financial contracts in place as at or during the year ended December 31, 2015.

Long-term debt bears a fixed interest rate and thus is not exposed to interest rate risk.

58 2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

26.	Commitments

The Company has operating lease commitments for vehicles and buildings payable as follows:

	December 31, 2015	December 31, 2014
Less than one year	$2,219	$2,297
Between one and five years	3,279	4,968
More than five years	—	—

	$5,498	$7,265

The Company also has purchase obligations of $8.6 million as at December 31, 2015 (December 31, 2014: $27.6 million) relating to commitments to purchase inventory.

27.	Contingencies

On August 30, 2015 the Company was notified by the Canada Revenue Agency (the “CRA”) that certain of the Company’s income tax filings related to its conversion from an income trust to a corporation in 2009 were being re-assessed. Specifically, the CRA increased the Company’s taxable income by $56.1 million and denied $1.7 million of investment tax credits claimed (the “Reassessment”). The Reassessment is based entirely on the CRA’s proposed application of the general anti-avoidance rule (“GAAR”) and gives rise to approximately $14.1 million of federal income tax payable. In September 2015 the Company paid one half of the Reassessed amount, or $7.1 million, on account of the Reassessment as required pending appeal. On November 4, 2015, related provincial income tax reassessments totaling $5.6 million (including interest and penalties) were received.

The Company has received both legal and tax advice relating to its conversion from an income trust to a corporation indicating that its income tax filing position is strong. As such, the Company has filed notices of objection in response to the Reassessment and intends to vigorously defend its filing position and seek reimbursement from the CRA for the costs arising from having to defend such Reassessment to the fullest extent possible. Management believes that it will be successful in defending its tax filing position, and as such, the Company has not recognized any provision for the Reassessment at December 31, 2015. The $7.1 million paid on account of the Reassessment has been recorded as income tax receivable on the basis management believes it will be successful in defending the Company`s filing position. In the event the Company is not successful, an additional $12.7 million of cash may be owing and $19.8 million of income tax expense would be recognized.

The Company, in the normal course of operations, will become subject to a variety of legal and other claims against it. Management and the Company’s legal counsel evaluate all claims on their apparent merits and accrue management’s best estimate of the costs to satisfy such claims. Management believes that the outcome of legal and other claims currently filed against the Company will not be material to the Company.

59 FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars)

28.	Related parties

Key management of the Company includes directors, executive officers, general managers and the president of its operating divisions.

In addition to their salaries, the Company also provides non-cash benefits to key management, except directors (see note 18).

Key management personnel compensation is comprised of:

	December 31, 2015	December 31, 2014
Short-term employee benefits	$4,099	$4,268
Share-based compensation (1)	1,116	1,400

	$5,215	$5,668

(1)	Represents the amortization of share-based compensation associated with key management as recorded in the consolidated financial statements.

At December 31, 2015 directors of the Company own or control 8 percent of the voting shares of the Company (2014: 7 percent).

There have been no transactions over the reporting period with key management personnel (2014: nil), and no outstanding balances exist as at period end (2014: nil).

29.	Subsequent event

Effective January 1, 2016 the Company, through a wholly-owned United States subsidiary, acquired substantially all of the assets related to an oilfield rental business for US$2.75 million. The Company financed the acquisition with cash on hand.

The purchased business will increase Company`s oilfield rental business presence in the United States and provide the Company with experienced personnel and an enhanced market presence.

60 2015 ANNUAL REPORT